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                               February 17, 2023

       Michael Glimcher
       Chief Executive Officer
       BentallGreenOak Industrial Real Estate Income Trust, Inc.
       399 Park Avenue
       18th Floor
       New York, NY 10022

                                                        Re: BentallGreenOak
Industrial Real Estate Income Trust, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-11
                                                            Submitted February
3, 2023
                                                            CIK No. 0001942722

       Dear Michael Glimcher:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-11

       Cover Page

   1. We note your response to comment 1 of our letter and reissue. Please note that pursuant to Rule 415(a)(2), you
may only register that amount of securities that you reasonably expect to offer and
sell within two years of the effective date of the registration statement, and that the offering
must terminate within three years from the date of effectiveness.
                                                        Please revise your
disclosure to state the date that the offering will end and clarify that you may engage in
future offerings. See Item 501(b)(8)(iii) of Regulation S-K. Please
 Michael Glimcher
BentallGreenOak Industrial Real Estate Income Trust, Inc.
February 17, 2023
Page 2
      also note Rule 415(a)(5) and (a)(6), which would permit you to file a new offering to continue to sell, but that this offering would terminate upon effectiveness of the new offering.
2. We note your response to comment 2 of our letter and reissue. We note on your cover page, that the joint venture agreement will result in you acquiring the Seed Portfolio.
      Please file the joint venture agreement in accordance with Item 601(b)(10) of Regulation
      S-K. Also, please revise your disclosure to clarify the different between the contribution agreement and the joint venture agreement. Further, please clarify that the joint venture partner will control all decisions in connection with this joint venture and disclose the risks. We note your disclosure on page 25 that "We may be subject to similar risks in relation to investments made by entities in which we acquire an interest but do not control, such as the Seed Joint Venture."
Prospectus Summary
What potential competitive strengths does the Adviser offer?, page 4

3. We note your response to comment 3 of our letter and reissue. Please balance the discussion of the competitive strengths of your advisor with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, provide a discussion of any losses or adverse business developments experienced by your advisor or programs they have managed. For example only, we note your disclosure on page 181. Further, in the prior performance section, please ensure that you provide all of the disclosure requirement by Item 8 of Industrial Guide 5. For example only, please include the percentage of new, used and construction properties.
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                            Sincerely,
FirstName LastNameMichael Glimcher
                                                      Division of Corporation
Finance
Comapany NameBentallGreenOak Industrial Real Estate Income Trust, Inc.
                                                      Office of Real Estate &
Construction
February 17, 2023 Page 2
cc:       Daniel B. Honeycutt, Esq.
FirstName LastName